Filed by Tellabs, Inc.(Commission File No.: 09692)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
Commission File No.: 0-28734

FAQ-AFC ACQUISITION

1. Who is AFC?

AFC is based in Petaluma, Calif. and has approximately 1,000 employees around the world. They are a leader in access, the portion of the telecom networks that connects telecom services providers with homes. With a customer base of more than 800 service providers worldwide, AFC continues to build and support the world’s evolving broadband access network architecture. AFC was incorporated in May 1992 and went public in October 1996.

2. Who is Tellabs?

Tellabs is a leader in bandwidth management and transport, the portion of the telecom networks that collects, combines and moves traffic across networks. Founded in 1975, Tellabs is based in Naperville, Ill. (a suburb of Chicago), and currently employs approximately 3,100 people around the world. Tellabs experts design, develop, deploy and support solutions for telecom service providers in more than 100 countries. More than two-thirds of the telephone calls and Internet sessions in several countries — including the United States — flow through Tellabs equipment. Visit www.tellabs.com for more details.

3. Why are we acquiring AFC?

This acquisition acts on Tellabs’ third strategy: expand into adjacent markets. Together, Tellabs and AFC will be a strategic global supplier leading the industry shift to broadband with end-to-end access and transport solutions. This is a logical extension of Tellabs’ business and will position us to simplify networks and service provisioning by combining and transforming access and transport.

4. Did we consider other companies in the same space?

Absolutely, and we believe AFC is the best fit for Tellabs’ vision for the future of communications. The combination of Tellabs and AFC will create a strategic global supplier, leading the industry shift to broadband with end-to-end access and transport solutions. It will solidify Tellabs’ relationships with top customers worldwide by providing them with solutions for access and transport.

5. When does Tellabs expect to see a profit from this acquisition?

Including synergies, the transaction is expected to add to Tellabs’ 2005 pretax income on a per-share basis, excluding amortization associated with acquired intangibles and other purchase accounting adjustments.

6. How will this impact Tellabs’ goals for 2004?

This puts us well on our way of achieving one of Tellabs’ major strategic initiatives: expand into adjacent markets. Projects that are critical today in the core and data areas remain critical tomorrow. This acquisition helps us position Tellabs in the access market, one of the adjacent areas where we’ve identified where Tellabs can profitably grow.

7. How will the acquisition be integrated into Tellabs?

We will integrate over the second half of 2004. The Tellabs leadership strategy teams identified integration as an important component to our future success. We will take learnings from past acquisitions and apply them to this newest acquisition. Stay tuned. We’ll be sure to keep you posted as we work things out.

8. What’s the benefit to AFC to becoming a part of Tellabs?

AFC and Tellabs each bring significant strengths. Each is a leader in its space; together we can offer customers strategic access and transport solutions. Tellabs’ global distribution channels can help AFC expand its market, and AFC’s products provide a more complete solution for Tellabs’ customers.

9. What is the timeline? When will the deal be finalized?

We expect to close the deal in the second half of 2004, subject to regulatory approval and both Tellabs and AFC stockholder approvals.

10. Who will the newly acquired employees report to?

John Schofield, who will become chief operating officer of Tellabs.

11. What role will AFC’s leadership play within Tellabs?

AFC’s CEO, John Schofield will become chief operating officer of Tellabs and will report to Krish Prabhu. AFC’s leadership team will play a major role in developing and deploying Tellabs’ global products and strategic relationships. In addition, three AFC board members, John Schofield, Frank Ianna and William Keever, will join the Tellabs board of directors, expanding Tellabs’ board to 12 members.

12. Why will this Tellabs acquisition be more successful than past ones at Tellabs?

Tellabs and AFC have worked together for over 10 years. And, AFC is a public company with a long history of success. Tellabs has a new CEO with a track record of successfully integrating major acquisitions. In addition, Tellabs has learned from past acquisitions, so we are confident this acquisition will be successful.

13. How do AFC’s products fit into Tellabs’ vision?

With this acquisition, Tellabs will have a synergistic product portfolio that fits the “sweet spots” as carriers transition towards packet-based, fiber-based, broadband networks of the future.

14. How do AFC’s products complement Tellabs’ products?

AFC is a leader in access, the portion of telecom networks that connects telecom service providers with end-user locations, therefore enabling Tellabs to provide customers with end-to-end access and transport solutions.

15. What exactly are AFC’s products?

AFC has a comprehensive portfolio of end-to-end solutions that provide carriers with the delivery of “triple play” voice, video and data services over a single network infrastructure.

o	AdvancedVoice SM enables cost-effective evolution of customer networks, regardless of shifts in the regulatory environment or latest market trends.

o	FiberDirect SM is AFC’s standards-based, carrier-grade Fiber-to-the-Premises (FTTP) solution.

o	TelcoVideo SM is a cost-effective advanced broadband solution that leverages existing network infrastructure, minimizes operations costs and satisfies end-user demand for advanced Internet, video and entertainment services.

o	UniversalDSL SM – delivers flexible, universal DSL applications to help carriers successfully achieve more revenue growth with their current networks quickly and cost-effectively.

16. Is there any product overlap?

No.     Tellabs is a leader in bandwidth management and transport, the portion of telecom networks that collects, combines and moves traffic across networks, and AFC is a leader in access, the portion of telecom networks that connects telecom service providers with end-user locations.

17. How can we be acquiring a company when we’ve laid off so many employees?

Tellabs has restructured to reduce operating expenses. This acquisition will help us move more quickly into an important and growing market. The people who come to us through AFC have new and different skills that Tellabs needs to meet our customers’ broadband needs, enabling us to be a major player in this high-growth market.

18. Will we be closing/consolidating any facilities?

It’s too early to determine the full impact of the acquisition. However, there currently are no plans to close or consolidate facilities in connection with this acquisition.

19. What does spending this money do to our financial situation?

In effect, the $7 per share offsets the $600 million in cash that AFC brings with it; and we will exchange Tellabs shares for AFC shares. After closing, Tellabs is expected to have almost $1.2 billion in the bank.

20. Why is this good for AFC’s employees?

They get to team up with a world-class company with more than 29 years of experience. We have great customers and best-in-class sales, technical training and other resources for their employees to take advantage of.

21. Why is this good for Tellabs employees?

We’re translating our strategic goals into action. That’s exciting because it means we’re making the right moves to achieve profitable growth.

22. What does this mean to the future of Tellabs and its employees?

AFC has products that are remarkably complementary to the current Tellabs product portfolio. This acquisition is another piece of the puzzle that adds up to success for Tellabs as we follow the money and expand into one area where we know global spending will increase in the coming years.

23. With the capital spent on acquiring AFC, does that mean that the possibility of raises is out?

No.     Tellabs is committed to providing employees with competitive compensation. Merit increases scheduled for June will continue as planned, as they have been budgeted.

24. Where does AFC manufacture their products?

AFC outsources most of its manufacturing to Jabil and to Flextronics.

25. What were AFC’s sales in 2003? 1Q04?

AFC’s 2003 revenue was $335.5 million. AFC’s 2003 net income was $26.7 million or 31 cents per share. AFC’s 1Q04 revenue was $92.8 million. AFC’s 1Q04 net loss was ($2.7) million or (3) cents per share.

26. How will customers benefit from this acquisition?

Customers benefit from a global, strategic supplier positioned to simplify networks through end-to-end access and transport solutions.

27. Who do you see as the main competition to the combined companies?

The combined companies will continue to compete with both established and next-generation transport and access, including Alcatel and Lucent.

28. When will we hear more?

We’re committed to ongoing communications with all of our employees. In fact, we are holding an Employee Town Hall meeting on the morning of the announcement (May 20). Expect to hear more about this then.

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. plans to file with the Securities and Exchange Commission a Registration Statement on SEC Form S-4, and Tellabs, Inc. and Advanced Fibre Communications, Inc. expect to mail a Joint Proxy Statement/Prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Tellabs, Inc. and Advanced Fibre Communications, Inc., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Tellabs, Inc. and Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Joint Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.‘s 2004 annual meeting of stockholders. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.‘s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when it becomes available.

NOTICE TO INVESTORS, PROSPECTIVE INVESTORS AND THE INVESTMENT COMMUNITY--CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements in this press release regarding the proposed merger of Tellabs, Inc. and Advanced Fibre Communications, Inc. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are “forward-looking statements.” Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors that may cause either company’s actual performance or achievements to be materially different from any future results, performance or achievements expressed or implied by those statements. Either company’s actual future results could differ materially from those predicted in such forward-looking statements. Investors and security holders are cautioned not to place undue reliance on these forward-looking statement and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this release are premised include: (a) receipt of regulatory and stockholder approvals without unexpected delays or conditions; (b) timely implementations and execution of merger integration plans; (c) retention of customers and critical employees; (d) economic changes impacting the telecommunications industry; (e) successfully leveraging Tellabs/Advanced Fibre Communications’ comprehensive product offering to the combined customer base; (f) the financial condition of telecommunication service providers and equipment vendors, including any impact of bankruptcies; (g) the impact of customer and vendor consolidation; (h) successfully introducing new technologies and products ahead of competitors; (i) successful management of any impact from slowing economic conditions or customer demand; and (j) protection and access to intellectual property, patents and technology. In addition, the ability of Tellabs/Advanced Fibre Communications to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of Tellabs/Advanced Fibre Communications, and other risks and uncertainties described from time to time in Tellabs/Advanced Fibre Communications’ public filings with the Securities and Exchange Commission. Tellabs and Advanced Fibre Communications disclaim any intention or obligation to update or revise any forward-looking statements.